OFFERING CIRCULAR

DELHI BANK CORP.	**TIER 1 OFFERING**
124 Main Street	540,960 **Shares of Common Stock**
Delhi, New York 13753	
(855) 413-3544	

We are offering to our stockholders residing in the State of New York and certain other jurisdictions shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 1,287,500 shares of our common stock under the Plan, following an increase in the number of shares of common stock authorized under the Plan by 500,000 from the prior authorization of 787,500 shares of common stock. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $20 million annually. Under Regulation A of the Securities Act of 1933, as amended, two types of offerings are permitted: Tier 1, under which an issuer may offer and sell up to $20 million of eligible securities annually; and Tier 2, under which an issuer may offer and sell up to $75 million of eligible securities annually. The aggregate offering price for all securities sold under the Plan over the 12 month period prior to the date of this offering circular was $1,069,778. In order to comply with the Tier 1 requirements and taking into account the number of shares that have been sold over the prior 12 month period under the Plan, the number of shares that we are authorized to issue under the Plan is currently 540,960 shares. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp., and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value from our authorized but unissued shares and shares held in our treasury. Our common stock is quoted on the OTC Markets under the symbol "DWNX." As of March 5, 2024, the market price per share of the common stock was $20.65.

	Price to Public (1)		Proceeds to Issuer (2)(3)(4)	
Per Share of Common Stock, Par Value $1.00 Per Share..............	$	20.65	$	20.65
Total (540,960 shares)	$	11,170,824	$	11,170,824

(1) Price per share is based upon the market price per share ($20.65) as of March 5, 2024. Actual price of shares purchased under the Plan will depend on the market price of our shares on the dividend investment date.

(2) The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $20 million in any 12 month period. As of the date of this offering circular, we have sold 746,540 shares under the Plan and received gross proceeds of $10,740,914 for securities sold under the Plan.

(3) There are no underwriters in connection with the Plan.

(4) Amount does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of $554,426. **Investment in our common stock involves risk. See "Risk Factors," beginning on page 3.**

The United States Securities and Exchange Commission (the "Commission") or any state securities regulator does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration. Any representation to the contrary is a criminal offense.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This Offering Circular follows the Form 1-A disclosure format.

The date of this offering circular is March 13April 19, 2024.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the consolidated financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we," "us" and "our" refer to Delhi Bank Corp. and our wholly owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(855) 413-3544

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(855) 413-3544

The Delaware National Bank, a national bank, was originally chartered as a New York state bank in 1839 and converted to a national bank in 1865. We are a full-service commercial bank. We attract deposits from the general public and use those funds to originate one- to four-family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York, Margaretville, New York, Davenport, New York and Hobart, New York and a loan production office in Sidney, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $11,170,824 in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 540,960 shares. To date we have sold 746,540 shares under the Plan for gross proceeds of $10,740,914.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering shares of our common stock through participation in the Plan. In order to participate in the Plan, you must be a stockholder of Delhi Bank Corp. and a resident of one of the following jurisdictions: Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility

All holders of record of at least one (1) whole share of our common stock who are residents of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Participation	Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully the section of this document titled, *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*
Reinvestment Dividends	Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.
Dividend Investment Date	The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.
Optional Purchases	Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $5,000 per calendar quarter. You may send cash payments on a quarterly basis; however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.
Source of Common Stock Purchased Under the Plan	Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp. To date, all shares purchased under the Plan have been from authorized shares and shares held in our treasury.
Price of Common Stock Purchased Under the Plan	The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the OTC Markets for the four (4) weeks preceding the applicable dividend investment date.
Certificates for Shares Held Under the Plan	The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.
Termination of Participation	Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our net interest margin may also be impacted when we experience large deposit outflows, which can be associated with customers making financing decisions on other factors in addition to deposit rates.

The Federal Reserve Board increased the benchmark fed funds rate multiple times in the past two years pushing the rates to the highest they have been since December 2007. The yields on 10 and 30-year Treasury notes were at 4.155% and 4.295%, respectively, as of March 5, 2024**.** Increases in interest rates can result in decreased prepayments and originations of loans and mortgage-related securities, as borrowers have no incentive to refinance.

Rapid changes in interest rates make it difficult for the Bank to balance its loan and deposit portfolios, which may adversely affect our results of operations by, for example, reducing asset yields or spreads, creating operating and system issues, or having other adverse impacts on our business. Conversely, decreases in interest rates could result in an acceleration of loan prepayments. The increased market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

Our liabilities, including our deposits, tend to be shorter in duration than our assets, including our mortgage loans, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Our security portfolio which is classified as available-for-sale is also sensitive to interest rate fluctuations. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. We do not intend to inopportunely sell these securities and will adjust our allowance for credit losses if necessary and appropriate,

Because most of our borrowers are located in Delaware County, New York, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

Excluding our fully guaranteed purchased loans, a majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A sharp decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2023, $108.7 million, or 42.5%, of our loan portfolio consisted of commercial real estate loans. Of that, $86.9 million or 79.9%, are loans which are fully guaranteed by the United States Department of Agriculture ("USDA"), United States Small Business Administration ("SBA") or the Farm Service Agency ("FSA") and there is no principal risk associated with these loans. The remaining $21.8 million, or 20.1%, of our commercial real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for credit losses in the future to account for the likely increase in current expected credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

If we do not manage our liquidity effectively, our business could suffer.

Liquidity is our ability to meet cash flow needs on a timely basis at a reasonable cost. We use our liquidity to extend credit and to repay liabilities as they become due or as demanded by customers. Our primary source of liquidity is our interest-bearing and non-interest bearing deposits. The continued availability of this supply of deposits depends on customer willingness to maintain deposit balances with banks in general and us in particular, as well as the continued inflow of deposits for new and existing customers. The availability of deposits can also be impacted by regulatory changes (e.g., changes in the Federal Deposit Insurance Corporation (the "FDIC") insurance or liquidity requirements), changes in financial condition of the Bank, other banks, or the banking industry in general, changes in the interest rates our competitors pay on their deposits, and other events which can impact the perceived safety or economic benefits of bank deposits. While we make significant efforts to consider and plan for hypothetical disruptions in our deposit funding, market-related, or other events could impact the liquidity derived from deposits. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could affect our business adversely.

Our allowance for credit losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for credit losses is the amount estimated by management as necessary to cover current expected credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for credit losses, which is charged to income. Determining the amount of the allowance for credit losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for credit losses might not be sufficient, and additional credit loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. Our allowance for credit losses at December 31, 2023 may not be sufficient to cover future loan losses. A large loss or series of losses could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs. Any significant increase in our allowance for credit losses or loan charge-offs that may be required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

The loss of key personnel or the failure to attract and retain highly qualified personnel could adversely affect our operations.

Our performance is largely dependent on the talents and efforts of skilled individuals, including at the officer level position. There is intense competition in the financial services industry for qualified employees. We also face increasing competition with businesses outside the financial services industry for highly skilled individuals. In addition, reductions in force, other efforts to achieve operating efficiencies, and the retirement of skilled and knowledgeable officers, may make it more difficult to retain new or additional key personnel. Our business operations could be adversely affected if we are unable to retain and motivate our existing employees and attract new employees, including officers, as needed.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including over the Internet. The secure transmission of confidential information over the Internet is a critical element of remote banking. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. The ability to keep pace with

technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners; and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our business, revenues and competitive position. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses.

Our risk management may not be effective in mitigating risks and losses to us.

Our risk management is comprised of various processes, systems and strategies, and is designed to manage the types of risks to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk of loss to us. If our framework is not effective, we could suffer unexpected losses and our financial condition, operations or business prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Strong competition within our market area could hurt our profits and slow growth.

The financial services industry is highly competitive and we encounter strong competition for deposits, loans and other financial services in our market area. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board (the "FRB"), with respect to Delhi Bank Corp., the Office of the Comptroller of the Currency (the "OCC"), our chartering authority, and by the FDIC, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for credit losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations, our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Capital rules generally require insured depository institutions and their holding companies to hold more capital. The impact of the capital rules on our financial condition and operations is uncertain but could be materially adverse.

The Federal Reserve and the OCC substantially amended the regulatory capital rules applicable to us. Currently, our minimum capital requirement is maintaining a community bank leverage ratio ("CBLR") of 9.0% or more in order to be "well capitalized". If we fail to maintain the minimum CBLR ratio or fail to meet the criteria that qualifies us to use CBLR, we will become ineligible to use the CBLR framework and will have to comply with Basel III rules. Failure to satisfy any of the above capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

To remain competitive, we must keep pace with technological change.

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Federal laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal and state bank regulators also focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

We are subject to a variety of operational, environmental, legal and compliance risks, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action. Actual or alleged conduct by The Delaware National Bank can also result in negative public opinion about our business.

A pandemic (like that with coronavirus (COVID-19)), may impact our business, and the ultimate impact on our business, financial position, results of operations and/or cash flows will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the scope and duration of the pandemic and the actions taken by governmental authorities, our clients and our business partners in response to the pandemic.

We have learned that a pandemic can create disruptions to the global economy and to the lives of individuals throughout the world. Governments, businesses, and the public may take unprecedented actions to contain the spread of a disease, like COVID-19, and to mitigate its effects, including quarantines, travel bans, shelter-in-place orders, closures of businesses and schools, fiscal stimulus, and legislation designed to deliver monetary aid and other relief. While the scope, duration, and full effects of any pandemic evolve and are not fully known, a pandemic and related efforts to contain it may disrupt global economic activity, adversely affect the functioning of financial markets, impact interest rates, increase economic and market uncertainty, and disrupt trade and supply chains.

Our risks of timely loan repayment and the value of collateral supporting the loans are affected by the strength of our borrower's businesses. Concern about the spread of disease during a pandemic may cause labor shortages, supply chain interruptions, commercial property vacancy rates, and overall economic and financial market instability, all of which may cause our customers to be unable to make scheduled loan payments. Additionally, the future effects of a pandemic on economic activity could negatively affect the collateral values associated with our existing loans, the ability to liquidate the real estate collateral securing our residential and commercial real estate loans, our ability to maintain loan origination volume and to obtain additional financing, the future demand for, or profitability of, our lending services, and the financial condition and credit risk of our customers. Further, in the event of delinquencies, regulatory and accounting changes and policies designed to protect borrowers may slow or prevent us from making business decisions or may result in a delay in our taking certain remediation actions, such as foreclosure.

Risks Related to This Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 746,540 shares, as adjusted to reflect previous stock splits from our authorized shares and our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the OTC Markets. Purchases and sales of our common stock are being processed predominantly by the brokerage firm of Raymond James Financial, Inc., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. In 2023, we declared dividends of $0.3822 per share. There is no assurance that we will continue to pay dividends in the future or that the amount of such dividends, if paid, will equal or exceed past dividends. The payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where a company's net income for the past four quarters, net of dividends previously

paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is not consistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Delhi Bank Corp. to pay dividends. See "*Regulation and Supervision—Holding Company Regulation— Federal Regulation*" and "*Regulation and Supervision—Bank Regulations—Restrictions on Bank Dividends*" for additional information regarding applicable restrictions related to dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 2,000 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. Eligibility to participate in the Plan is limited to current stockholders residing in the jurisdictions of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. As of December 31, 2023, we had 591 record holders of our common stock. Accordingly, we do not believe that our record holders will exceed 2,000 as a result of participation in the Plan or at any time in the foreseeable future.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan, which has since been amended from time to time. Under the Plan, authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York, as well as certain additional jurisdictions. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1.   What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp. and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 36.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one (1) whole share of Delhi Bank Corp. common stock who are residents of the following jurisdictions of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (*e.g.*, in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than those set forth above are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete an Authorization Form which can be obtained at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank, P.O. Box 508, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you will need to complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the jurisdictions set forth above in Question 4. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Cash Purchases"** permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any notification of a change that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the

time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $5,000 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $5,000 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the previous business day prior to such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect

to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 36.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $37 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if sufficient shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the OTC Markets for the four (4) weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the OTC Markets for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Yes. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders. To date, all shares purchased under the Plan have been purchased directly from Delhi Bank Corp.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay prorated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive notices of annual and special meetings of Delhi Bank Corp. In connection with such meetings, you will be entitled to receive our annual reports, proxy statements, proxy cards and related meeting materials (collectively, the "Proxy Materials"). Instead of receiving paper copies of our Proxy Materials in the mail, you will receive a Notice of Internet Availability of Proxy Materials (the "Notice") which provides an internet website address where you can access electronic copies of Proxy Materials. The website also has instructions for requesting paper copies of the Proxy Materials if desired. If applicable, you will also receive dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your Plan account statement will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within thirty (30) days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 36. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 36.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. If requested, we will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send a new Authorization Form to the Plan Administrator to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. How do I sell shares held in the Plan?

We do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you will be required to deliver those shares to your stockbroker prior to settlement of such sale. In the event that you need a stock certificate, see Question 23.

29. How do I change the name, transfer or gift my plan shares?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 36 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 36 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 36. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

30. How will my shares held under the Plan be voted at meetings of stockholders?

The Notice described in Question 22 will provide instructions for accessing an internet website which will provide Proxy Materials and instructions for voting both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If your proxy card is properly and timely received or if you vote through the methods described on the internet website listed in the Notice, all of the shares will be voted as you indicate. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our proxy statement.

If you received a proxy card in the mail but choose to vote by telephone or internet, you do not need to return your proxy card.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken

with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned properly signed and you do not provide voting instructions according to any of the other methods outlined on the internet website listed in the Notice, none of your shares covered by such proxy card will be voted.

31. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend; however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

32. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

33. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

34. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

35. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

36. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi

P.O. Box 508
124 Main Street
Delhi, New York 13753
(855) 363-3544

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates," "projects," "plans," "potential," "possible" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than management projected;

- challenges in managing changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

- our ability to attract and retain deposits;

- increases in premiums for deposit insurance;

- management's assumptions in determining the adequacy of the allowance for credit losses;

- our ability to control operating costs and expenses;

- the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

- difficulties in reducing risks associated with the loans on our balance sheet;

- staffing fluctuations in response to available human capital, product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

- computer systems or third parties on which we depend could fail, or experience failures, or experience a security breach, which is not mitigated;

- our ability to attract and retain employees at all levels of our organization;

- our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

- increased competitive pressures among financial services companies;

- legislative or regulatory changes that adversely affect our business;

- changes in consumer spending, borrowing and savings habits, including as a reaction to interest rates and customer sentiment following the 2023 bank failures;

- the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

- adverse changes in the securities markets;

- inability of key third-party providers to perform their contractual obligations to us;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board; and

- effects of any pandemic, which include, but are not limited to, the federal, state and local government actions, the health of our colleagues and that of our clients, the continued ability of our borrowers to repay their loans, and the resulting impact upon our financial position, results of operations, cash flows and our outlook.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

For any forward-looking statements made in this offering circular, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this offering circular. Except as required by law, we do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the matters addressed in this offering circular and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this offering circular.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2023 and 2022 and for the years then ended is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December,	
	2023	**2022**
Financial Condition Data:		
Assets:		
Cash and due from banks	$ 3,202,199	$ 2,781,448
Interest-bearing deposits with banks	17,669,000	26,629,000
Available-for-sale securities	76,395,255	81,003,687
Held-to-maturity securities	567,525	623,163
Restricted equity securities	1,114,150	401,850
Loans receivable, net	254,383,417	246,176,205
Premises and equipment, net	4,590,283	4,884,263
Bank owned life insurance	8,400,741	8,151,159
Other assets	5,229,772	5,945,554
Total assets	$ 371,552,342	$ 376,596,329
Liabilities and Stockholders' Equity:		
Liabilities		
Deposits:		
Noninterest-bearing	$ 72,166,619	$ 81,067,097
Interest-bearing	250,388,162	263,448,607
Total deposits	322,554,781	344,515,704
Short-term borrowings	15,975,000	150,000
Finance lease liability	55,959	86,661
Other liabilities	4,636,205	4,319,008
Total liabilities	$ 343,221,945	$ 349,071,373
Stockholders' Equity:		
Common stock, $1.00 par value: 5,000,000 shares authorized; 3,538,700 shares issued and 3,394,220 shares outstanding in 2023 and 3,499,856 shares issued and 3,399,815 shares outstanding in 2022	3,538,700	3,499,856
Additional paid-in capital	5,999,530	5,311,119
Retained earnings	30,580,790	29,966,084
Accumulated other comprehensive loss	(9,377,207)	(10,024,140)
Treasury stock, at cost; 144,480 shares in 2023 and 100,401 shares in 2022	(2,411,416)	(1,227,963)
Total stockholders' equity	28,330,397	27,524,956
Total liabilities and stockholders' equity	$ 371,552,342	$ 376,596,329

	At December 31,	
	2023	**2022**
Operating Data:		
Interest and Dividend Income:		
Interest and fees on loans	$ 9,839,378	$ 7,873,492
Investments:		
Taxable	1,997,509	1,661,039
Tax-exempt	24,554	52,510
Interest-earning deposits in other banks	414,751	427,132
Dividends	47,449	31,287
Total interest and dividend income	12,323,641	10,045,460
Interest Expense:		
Deposits	3,489,069	1,239,619
Borrowed funds and finance lease	650,055	106,066
Total interest expense	4,139,124	1,345,685
Net Interest Income	8,184,517	8,699,775
Provision for Credit Losses	55,000	120,000
Net Interest Income After Provision for Credit Losses	8,129,517	8,579,775
Noninterest Income:		
Service charges and fees	307,698	293,127
Trust department	381,933	354,405
ATM and debit card processing	402,671	387,038
Increase in cash surrender value of bank owned life insurance	249,582	222,804
Other…	186,236	169,032
Loss on disposal of premises and equipment	—	(42,317)
Total noninterest income	1,528,120	1,384,089
Noninterest Expense:		
Salaries and employee benefits	3,892,877	3,749,415
Occupancy and equipment	1,877,345	1,768,598
Professional fees	349,209	313,049
Director fees	174,555	168,260
ATM and debit card processing	221,475	183,333
FDIC premiums	176,482	106,980
Other…	623,006	501,577
Total noninterest expense	7,314,949	6,791,212
Income Before Provision for Income Taxes	2,342,688	3,172,652
Provision for Income Taxes	432,808	611,456
Net income	$ 1,909,880	$ 2,561,196
Capital Ratios:		
Community bank leverage ratio	9.9%	9.7%
Per Share Data:		
Earnings per share	$ 0.56	$ 0.76
Dividends declared per share	0.38	0.38
Asset Quality Ratios:		
Allowance for credit losses as a percentage of total loans	0.49%	0.48%
Allowance for credit losses as a percentage of nonperforming loans	106.71	107.31
Nonperforming loans as a percentage of total loans	0.45	0.47
Nonperforming loans as a percentage of total assets	0.31	0.32
Performance Ratios:		
Return on average total assets	0.51%	0.66%
Return on average equity	7.03	8.74
Interest rate spread	1.97	2.26
Net interest margin	2.33	2.38
Dividend payout ratio	67.81	49.70

Our Business

General

Delhi Bank Corp. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2023, we had 591 stockholders of record.

The Delaware National Bank is a national bank which converted from a New York chartered bank in 1865. The Delaware National Bank operates a full-service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four-family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans and small business loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed-rate certificates of deposit and club accounts. The Delaware National Bank also has a full-service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and Internet banking. Other services include safe deposit box facilities, mobile banking, official checks, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

The Delaware National Bank's telephone number is (855) 413-3544. The Delaware National Bank's website is www.dnbd.bank. Information on The Delaware National Bank's website should not be considered part of this offering circular.

Market Area and Competition

We consider Delaware County, New York to be The Delaware National Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as specialty finance companies.

Lending Activities

One- to Four-Family Residential Loans. We offer both fixed-rate and adjustable-rate one- to four-family residential mortgage loans. We do not engage in subprime lending. We also offer home equity lines of credit.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full

either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We will generally make mortgage loans with loan-to-value ratios up to 85%. We require all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We originate loans secured by a variety of commercial and multi-family real estate located in our market area. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a cash flow analysis of the borrower and consider the net operating income of the borrower's business or the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. We generally require that the borrowers have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 to 1. Loans generally can be made with a maximum loan to value ratio of 80%. In some circumstances, loans are also collateralized by business assets, assignments of leases or the business owner's primary residence. We may also require personal guarantees. In order to monitor these loans, we generally require the borrower and, in some cases, the business owner to provide annual financial statements and/or income tax returns. If deemed necessary, an environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Construction and Land Development Loans. We originate loans to finance the construction of residential and commercial properties. We also make loans on vacant land and for land development. Our construction loans generally provide for the payment of interest only during the construction phase. Loans generally can be made with a maximum loan to value ratio of 75% and generally do not exceed a term of one year. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Agricultural Loans. We make commercial business and agricultural loans on a secured and unsecured basis. When making such loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist of credit cards, automobile loans, mobile homes, personal loans and overdraft protection loans. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Purchased Guaranteed Loans. In addition to the above referenced loans, we have built a portfolio of loans that we purchase which are fully guaranteed by the USDA, SBA or the FSA as they generally provide a stable return while adding no risk to our balance sheet.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Agricultural Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and agricultural loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations. Loan originations come from a number of sources. The primary source of our mortgage loan originations are existing customers, walk-in traffic, referrals from customers and advertising. Commercial, agricultural and consumer loans are generated primarily through the efforts of our loan officers.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All new loans are reviewed by the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer's experience and tenure. Loans over certain specified amounts are approved either by the voting members of the Executive Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by internal policy, to 12% of our Tier 1 capital and reserves. At December 31, 2023, our regulatory limit on loans to one borrower was $4.7 million. At that date, our largest lending relationship was $2.2 million and was fully guaranteed by the SBA. This loan was performing in accordance with its original terms at December 31, 2023. At December 31, 2023, our largest non-guaranteed lending relationship was $1.5 million and was performing in accordance with its original terms at December 31, 2023.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, residential mortgage-backed securities issued by US Government Sponsored Enterprises (mortgage-backed securities) and certificates of deposit of federally insured institutions. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to maximize portfolio yield over the long-term. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The President and Chief Executive Officer is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a monthly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings, investment portfolio cash flow and loan repayments are the major sources of our funds for lending and other investment purposes. A secondary source of funds are borrowings from the Federal Home Loan Bank of New York. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts, club accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area and deposit accounts for municipal clients. As our Bank has a national charter and is headquartered in Delaware County, New York, we have a significant amount of deposits from municipal business, for whom these factors are attractive. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. When necessary, we utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. We also maintain an advance credit facility agreement with another financial institution in the amount of $1,500,000.

Trust Services

The trust department of The Delaware National Bank provides fiduciary services and investment management and retirement services to individuals, partnerships, corporations and institutions. Additionally, The Delaware National Bank acts as guardian, conservator, executor or trustee under various trusts, wills and other agreements. The Delaware National Bank has implemented comprehensive policies governing the practices and procedures of the trust department, including policies relating to investment of trust property, maintaining confidentiality of trust records, avoiding conflicts of interest and maintaining impartiality. At December 31, 2023, trust assets under administration were $79.5 million, consisting of 368 accounts.

Personnel

As of December 31, 2023, we had 42 full-time employees and 4 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of office space and a drive-through facility. The Delaware National Bank also has full-service branch offices located in Margaretville, New York, Davenport, New York and Hobart, New York. In addition, The Delaware National Bank owns and operates 5 ATM facilities, including two located at The Delaware National Bank's main office, one located in its Margaretville branch, one located in its Davenport branch and one located in its Hobart branch. The Delaware National Bank also operates a loan production office in Sidney, New York. The Delaware National Bank owns each of its offices, except for the Hobart, New York branch, which is leased.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular. Please note that certain figures provided in the tables presented below may have been rounded for presentation purposes which may cause slight discrepancies in mathematical reconciliations.

Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include one- to four-family residential loans, commercial real estate loans, commercial, financial and agricultural loans and consumer and home equity loans. In addition to the above referenced loans, we have made a concerted effort to increase the amount of loans that we purchase which are fully guaranteed by the USDA, SBA or the FSA as they generally provide a stable return while adding no risk to our balance sheet. We also maintain an investment portfolio consisting primarily of state and local government obligations and mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. See *"Risk Factors—Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance."*

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts), trust department income, ATM and debit card processing income and increases in the value of bank-owned life insurance. In some years we recognize income from the sale of securities and real estate owned.

Allowance for Credit Losses. The allowance for credit losses is a valuation allowance for current expected credit losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for credit losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, professional fees, FDIC premiums, contributions, director fees, ATM, debit card and data processing expenses, other real estate expenses and other miscellaneous expenses, such as OCC assessments, office supplies, telephone, postage, advertising and other.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Balance Sheet Analysis

General. On December 31, 2023, Delhi Bank Corp. had total consolidated assets of $371.6 million, a decrease of 1.3% from total consolidated assets of $376.6 million at December 31, 2022. This decline in total consolidated assets was due to multiple factors. Although the Bank's loans receivable increased $8.2 million to $254.4 million in 2023, or 3.3% from $246.2 million in 2022, the Bank's available for sale debt securities and interest bearing deposits with banks both decreased. The Bank's available-for-sale debt securities decreased $4.6 million to $76.4

million in 2023, or 5.7% from $81.0 million in 2022. Interest bearing deposits with banks decreased $8.9 million to $17.7 million in 2023 or 33.5% from $26.6 million in 2022. The Bank's loan portfolio increased $8.2 million as the net result of adding $14.0 million in organic loans and decreasing purchased SBA, USDA and FSA loan balances by $5.8 million due to contractual and accelerated payments.

Total liabilities decreased from $349.1 million at December 31, 2022 to $343.2 million at December 31, 2023, a decrease of $5.9 million.

Loans. The Delaware National Bank offers one- to four-family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed-rate loans. As of December 31, 2023, The Delaware National Bank's loan portfolio totaled $254.4 million (including net unamortized deferred origination costs), representing 68.5% of total assets. Approximately 50.0% of our loan portfolio at that date was comprised of residential real estate mortgage loans while 42.5% were secured by commercial real estate. The increase in our loan portfolio for the year ended December 31, 2023 resulted primarily from an increase in organic loan growth.

The following table sets forth the Bank's purchased loans that are fully guaranteed by the USDA, SBA or FSA. Such loans are irrevocably guaranteed by the full faith and credit of the U.S. government as to principal and accrued interest.

	At December 31,	
	2023	2022
Real Estate:	(Dollars in thousands)	
Commercial..	$86,908	$89,717
Commercial and Industrial	11,008	13,828
Agricultural..	1,086	1,181
Total loans...	99,002	104,726
Allowance for credit losses...........................	—	—
Purchase premiums and origination fees, net	13	75
Net loans...	$99,015	$104,801

The following table sets forth the composition of our loan portfolio by type of loan before the allowance for credit losses at the dates indicated.

	At December 31,			
	2023		**2022**	
	Amount	**Percent**	**Amount**	**Percent**
	(Dollars in thousands)			
Real Estate:				
Residential..	$127,970	50.1%	$115,558	46.7%
Commercial..	108,733	42.5	110,855	44.8
Commercial and Industrial...........................	13,820	5.4	15,827	6.4
Agricultural..	1,098	0.4	1,212	0.5
Consumer..	3,986	1.6	3,885	1.6
Total loans..	255,608	100%	247,337	100%
Less:				
Allowance for credit losses	1,225		1,159	
Net loans..	$254,383		$246,176	

The table below shows the amount of loans held in our portfolio by category, net of loans in process and discounts that mature in the indicated years following December 31, 2023. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Real Estate – Residential	Real Estate – Commercial	Commercial and Industrial	Agricultural	Consumer
Amount due in:					
Less than one year	$ 41,014	$ 256,297	$1,230,168	$ —	$1,216,095
One year to five years	1,173,474	2,814,254	1,292,196	8,196	2,284,790
More than five years to 15 years	27,615,380	30,236,180	4,557,090	645,003	395,270
More than 15 years	99,140,413	75,426,328	6,740,636	445,194	90,007
Total	$127,970,281	$108,733,059	$13,820,090	$1,098,393	$3,986,162

Of the aggregate of $252.9 million of loans due more than one year after December 31, 2023, $39.5 million, or 15.6% of loans in this category, have floating or adjustable interest rate features and $213.4 million, or 84.4%, have fixed interest rates.

The following table sets forth at December 31, 2023 the dollar amount of all loans due more than one year after December 31, 2023 which have either fixed interest rates or floating or adjustable rates.

	Fixed-Rate	**Floating or Adjustable-Rate**
Real Estate:		
Residential..	$108,315,368	$19,613,899
Commercial..	94,555,070	13,921,692
Commercial and Industrial...........................	7,198,692	5,391,230
Agricultural..	649,437	448,956
Consumer..	2,635,978	134,088
Total	$213,354,545	$39,509,865

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2023, the carrying value of our investment portfolio totaled $77.0 million and represented 20.7% of our total assets compared

to $81.6 million, or 21.7% at December 31, 2022. The cash flow from our investment securities was used to fund our organic loan growth and to pay down our short term borrowings. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity.

State and local government securities held to maturity at December 31, 2023 totaled $568,000, a decrease of approximately $55,000, or 8.8%, compared to $623,000 at December 31, 2022.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,			
	2023		**2022**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
	(In thousands)			
Available for sale:				
U.S. government agencies	$12,575	$11,268	$ 15,752	$ 14,261
Local government obligations	1,023	993	1,128	1,096
Mortgage-backed securities	74,668	64,134	76,812	65,647
Total available for sale	88,266	76,395	93,692	81,004
Held to maturity:				
Local government obligations	568	590	623	639
Total securities	$88,834	$76,985	$ 94,315	$ 81,643

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2023. Average yields are presented on a tax equivalent basis.

As of December 31, 2023

	One Year or Less (1)		More than one Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total	
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
Securities:										
Available for sale:										
U.S. government and federal agencies	$ 48,900	4.78%	$ 8,072,999	3.08%	$ 2,997,015	1.59%	$ 149,437	6.60%	$ 11,268,352	2.69%
State and local government obligations	—	0.0	992,720	3.19	—	0.0	—	0.0	992,720	3.19
Mortgage-backed securities	228,377	2.48	13,795,346	3.22	39,657,590	1.74	10,452,869	2.42	64,134,183	2.15
Total available for sale	277,278	2.88%	22,861,066	3.17%	42,654,606	1.72%	10,602,306	2.47%	76,395,255	2.24%
Held to maturity:										
State and local gov't obligations	$183,537	4.32%	$313,988	4.96%	$ 70,000	5.54%	—	0.0%	$ 567,525	4.83%
Total securities	$460,815	3.45%	$23,175,053	3.19%	$42,724,606	1.73%	$10,602,306	2.47%	$76,962,780	2.25%

(1) The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2) Average yields are stated on a tax-equivalent basis.

32

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts, club accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. The Delaware National Bank offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. We also consider the rates paid on our deposit accounts to be towards the top of the local market for rates on selected types of deposit products. For information about the deposit insurance per account, see "*Regulation and Supervision—Bank Regulation—Insurance of Deposit Accounts.*"

Deposits decreased $21.9 million, or 6.4%, to $322.6 million at December 31, 2023 from $344.5 million at December 31, 2022. The Bank has a few customers with larger deposit account balances. One such customer withdrew their deposits in 2023 due to a restructuring of that business. We also have a substantial amount of deposits from municipal customers, for which we have experienced both deposit account increases and withdrawals as such businesses address their operational and financing needs. Due to factors such as record high inflation in our economy, the current personal savings rate as a percentage of disposable income in the United States is 3.7% which is near an all time low. The Delaware National Bank's local deposit market is very competitive, and the Bank will at times lose deposits to financial institutions that pay higher and more attractive interest rates and terms. When necessary, management increases the Bank's interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the Federal Home Loan Bank of New York for cash advances, should it need additional funds for loan originations or other purposes.

The following table sets forth deposits for the dates indicated:

| | Years Ended December 31, | | | |
| | 2023 | | 2022 | |
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Noninterest-bearing deposits	$72,166	22.4%	$ 81,067	23.5%
Interest-bearing deposits:				
NOW accounts	33,631	10.4	42,402	12.3
Money markets	19,876	6.2	21,326	6.2
Savings	103,901	32.2	114,585	33.3
Time (in excess of $250,000)	42,552	13.2	34,171	9.9
Other time	50,429	15.6	50,965	14.8
Total interest-bearing deposits	250,389	77.6	263,449	76.5
Total deposits	$322,555	100.0%	$ 344,516	100.0%

The following table sets forth average deposits by average rates paid for the dates indicated:

| | Years Ended December 31, | | | |
| | 2023 | | 2022 | |
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits	$75,315	—%	$ 80,556	—%
Interest-bearing deposits:				
NOW accounts	36,706	0.30	41,100	0.19
Money markets	21,255	0.31	25,575	0.16
Savings	107,134	0.49	116,792	0.25
Time (in excess of $250,000)	44,288	4.24	30,637	0.67
Other time	48,012	1.89	54,760	1.15
Total interest-bearing deposits	257,395	1.36	268,864	0.46

Total deposits	$332,710	1.05%	$ 349,420	0.35%

At December 31, 2023, The Delaware National Bank had outstanding $42.6 million in certificates of deposit accounts with balances of $250,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $250,000 or More	Balance
	(In thousands)
Three months or less	$15,766
Over three through six months	13,997
Over six through twelve months	11,342
Over twelve months	1,447
Total	$42,552

Of the $42.6 million from the table above, The Delaware National Bank had $34.8 million in time deposits that exceeded the FDIC insurance limit of $250,000 as described in the table below. Of this amount, $34.1 million are municipal deposits which are collateralized by securities in our investment portfolio.

Time Deposits in Excess of FDIC Insurance Limits	Balance
	(In thousands)
Three months or less	$13,516
Over three through six months	11,997
Over six through twelve months	9,092
Over twelve months	197
Total	$34,802

Historically, we retain approximately 95% of maturing certificates of deposit. We currently expect the retention rate of maturing certificates of deposit to stay at approximately the same rate.

Borrowings. When necessary, we utilize borrowings from the Federal Home Loan Bank of New York and other correspondent banks to fund loan demand and to offset temporary deposit fluctuations. As of December 31, 2023 and 2022, we had overnight borrowings with the Federal Home Loan Bank of New York $16.0 million and $150,000, respectively. At December 31, 2023, we had overnight borrowing capacity at the Federal Home Loan Bank of New York of $69 million and an overnight borrowing rate of 5.64%. In 2023, the Bank increased its borrowing capacity by pledging to the Federal Home Loan Bank of New York commercial real estate loans in addition to 1-4 family and HELOC loans. As of December 31, 2023 and December 31, 2022, we had no outstanding borrowings with correspondent banks. The significant increase in overnight borrowings from the Federal Home Loan Bank of New York was due to the decrease in deposit balances disclosed above. Deposits became very competitive due to the rapid rise in the federal funds target rate. In addition, inflationary pressures have pushed personal savings rates to near historic lows.

Results of Operation for the Years Ended December 31, 2023 and December 31, 2022

Financial Highlights. Net income for the year ended December 31, 2023 was $1.9 million, or $.56 per share, compared to net income of $2.6 million, or $0.76 per share, for the year ended December 31, 2022.

Net Interest Income. Net interest income decreased to $8.2 million for 2023 as compared to $8.7 million in the same period in 2022. The net interest rate spread decreased to 1.97% for the year ended December 31, 2023 from 2.26% for the year ended December 31, 2022. The net interest margin decreased to 2.33% for the year ended December 31, 2023 from 2.38% for the year ended December 31, 2022.

Total interest income increased $2.3 million to $12.3 million for the year ended December 31, 2023 compared to $10.0 million for the year ended December 31, 2022. Interest income earned on loans was $9.8 million for the year ended December 31, 2023 and $7.9 million for the year ended December 31, 2022. Interest on investments and deposits with banks increased $0.3 million to $2.5 million for the year ended December 31, 2023 from $2.2 million for the year ended December 31, 2022.

Interest expense on interest-bearing deposits was $3.5 million for the year ended December 31, 2023 and $1.2 million for the year ended December 31, 2022. Interest-bearing deposits decreased from December 31, 2022 to December 31, 2023, while the interest rates paid on those interest-bearing deposits increased. Interest expense on Federal Home Loan Bank of New York and correspondent bank borrowings and finance leases increased from $106,066 at December 31, 2022 to $650,055 at December 31, 2023. The increase in interest expense on borrowings was primarily due to the funding needs of the Bank during the calendar year 2023. This was a factor contributing to our net interest margin (representing our net interest income divided by our average interest-earning assets), decreasing from 2.38% for the year ended December 31, 2022 to 2.33% for the year ended December 31, 2023. For further information on the changes in our yields and expenses, please refer to the chart on page 36.

Provision for Credit Losses. A provision for credit losses is charged to earnings to maintain the total allowance for credit losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. The provision for credit losses was $55,000 for the year ended December 31, 2023, compared with a provision for loan losses totaling $120,000 for the year ended December 31, 2022. The decrease in our credit loss provision was due to our reserve having the necessary calculated balance. The allowance for credit losses was $1,224,567, or 0.49% of total loans, as of December 31, 2023 as compared with $1,159,355, or 0.48% of total loans, as of December 31, 2022. Excluding guaranteed loans, the allowance for credit losses would have been 0.80% of total loans as of December 31, 2023 as compared to 0.83% of total loans as of December 31, 2022.

Noninterest Income. Noninterest income was $1.53 million for the year ended December 31, 2023 compared to $1.38 million in 2022.

The following table shows the components of noninterest income for the years ended December 31, 2023 and December 31, 2022.

	Year Ended December 31,		Percentage Change Increase/Decrease
	2023	2022	
	(Dollars in thousands)		
Service charges and fees	$ 308	$ 293	5.1%
Trust department income	382	354	7.9
ATM and debit card processing income	403	387	4.1
Increase in cash surrender value of bank owned life insurance	250	223	12.1
Other	186	169	10.1
(Loss) on disposal of premises and equipment	-	(42)	-
Total	$ 1,529	$ 1,384	10.5%

Noninterest Expense. Noninterest expense increased $0.5 million in the year ended December 31, 2023, from $6.8 million to $7.3 million. ATM and debit card processing and expenses increased primarily as a result of an increase in ATM and debit card transactions.

Other expenses consist primarily of bank deferred costs in process and OCC assessments, office supplies and advertising expenses. The change in other expenses was primarily due to a reduction in the net deferred loan costs capitalized in 2023 versus 2022.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2022 to the year ended December 31, 2023.

| | Year Ended December 31, | | Percentage Change |
	2023	2022	Increase/Decrease
	(Dollars in thousands)		
Salaries and employee benefits	$ 3,893	$ 3,749	3.8%
Occupancy and equipment expense	1,877	1,769	6.1
Professional fees	349	313	11.5
FDIC premiums	177	107	65.4
ATM and debit card processing and expenses	221	183	20.8
Director fees	175	168	4.2
Other expenses	623	502	24.1
Total	$ 7,315	$ 6,791	7.6%

Income Tax Expense. The income tax provision for the year ended December 31, 2023 was $432,808, reflecting an effective tax rate of 18.5% compared to an income tax provision of $611,456 for the year ended December 31, 2022, reflecting an effective tax rate of 19.2%. The decrease in the effective tax rate is the result of lower pretax income and consistent tax exempt income.

Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,					
	2023			**2022**		
	Average Balance	**Interest**	**Average Yield/Cost**	**Average Balance**	**Interest**	**Average Yield/Cost**
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Interest-earning deposits in other banks	$20,833	$415	1.99%	$33,675	$427	1.27%
Investment securities, net (1):						
Taxable	14,304	421	2.94	18,611	369	1.98
Non-taxable	651	25	3.84	1,470	53	3.61
Mortgage-backed securities, net (1)	66,111	1,624	2.46	72,896	1,323	1.81
Loans receivable, net (2)	249,501	9,839	3.94	238,336	7,873	3.30
Total interest-earning assets	351,400	12,324	3.51	364,988	10,045	2.75
Noninterest-earning assets	21,407			20,591		
Total assets	372,807			385,579		
Liabilities and Equity:						
Interest-bearing liabilities:						
NOW accounts	$36,706	$111	0.30%	$41,100	$77	0.19%
Money markets	21,255	66	0.31	25,575	40	0.16
Savings	107,134	527	0.49	116,792	288	0.25
Certificates of deposit (in excess of $250,000)	44,288	1,879	4.24	30,637	206	0.67
Other certificates of deposit	48,012	906	1.89	54,760	629	1.15
Total deposits	257,395	3,489	1.36	268,864	1,240	0.46
Finance lease liability and FHLB and correspondent bank advances	11,704	650	5.55	4,856	106	2.18
Total interest-bearing liabilities	269,099	4,139	1.54	273,720	1,346	0.49
Noninterest-bearing liabilities	76,555			82,559		
Total liabilities	345,654			356,279		
Stockholders' equity	27,153			29,300		
Total liabilities and stockholders' equity	$372,807			$385,579		
Net interest income		$8,185			$8,699	
Net interest rate spread (3)			1.97%			2.26%
Net interest margin (4)			2.33%			2.38%
Average interest-bearing assets to average interest-bearing liabilities			130.58%			133.34%

(1) Includes unamortized discounts and premiums.
(2) Amount is net of loans in process, net of deferred loan origination fees and allowance for credit losses and includes non-performing loans.
(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2023 Compared to Year Ended December 31, 2022		
	Increase/(Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest income:			
Interest-earning deposits in other banks	(163)	151	(12)
Investment securities, net:			
Taxable	(85)	137	52
Non-taxable	(30)	2	(28)
Mortgage-backed securities, net	(123)	424	301
Loans receivable, net	369	1,597	1,966
Total change in interest income	(32)	2,311	2,279
Interest expense:			
Deposits:			
NOW accounts	(8)	42	34
Money markets	(7)	33	26
Savings	(24)	263	239
Time (in excess of $250,000)	92	1,581	1,673
Other time deposits	(78)	355	277
Finance lease liability and FHLB and correspondent bank advances	149	395	544
Total change in interest expense	124	2,669	2,793
Increase (decrease) in net interest income	(156)	(358)	(514)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is

instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan or a non-mortgage loan becomes 45 days past due, we institute collection proceedings. Credit card loans and other personal loans are typically charged off when they become 180 days past due.

Analysis of Nonperforming and Classified Assets. We consider foreclosed assets and loans that are nonaccruing and accruing delinquent for 90 days or more to be nonperforming assets. Under current accounting guidelines, a loan is individually evaluated for impairment as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

We may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that we would not otherwise consider resulting in a modified loan which is then identified as a loan modification due to the borrower experiencing financial difficulty. We may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Loan modification made due to borrowers experiencing financial difficulties are individually evaluated for purposes of calculating our allowance for credit losses.

We identify loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

We made no loan modifications due to the borrower experiencing financial difficulty in 2023 or 2022.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2023 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,	
	2023	2022
	(Dollars in thousands)	
Non-accruing (1)	$ 1,148	$ 1,080
Accruing, delinquent for 90 days or more (2)	5	79
Restructured loans not included in above amounts	—	—
Total nonperforming loans	1,153	1,159
Other real estate owned	81	50
Total nonperforming assets	1,234	1,209
Percentage of nonaccrual loans to total loans	0.45%	0.44%
Percentage of nonperforming loans to total loans	0.45%	0.47%
Percentage of nonperforming loans to total assets	0.31%	0.31%
Percentage of nonperforming assets to total assets	0.33%	0.32%

(1) The gross interest income that would have been recorded in the years ended December 31, 2023 and December 31, 2022, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $76,572 and $68,124, respectively.

(2) Loans delinquent as to principal or interest payments.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower's income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful may require The Delaware National Bank to establish specific allowances for credit losses. If an asset or portion thereof is classified loss, The Delaware National Bank must charge off such amount. Federal examiners may disagree with The Delaware National Bank's classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner's classification of an asset, it may appeal this determination to the OCC.

At December 31, 2023, The Delaware National Bank had $2.8 million in assets classified as substandard and no assets classified as doubtful compared to $2.6 million in assets classified as substandard and no assets classified as doubtful at December 31, 2022. See the section titled "Loans Receivable and Allowance for Credit Losses" in Note 3 to Delhi Bank Corp.'s consolidated audited financial statements. In addition, at December 31, 2023, The Delaware National Bank had $4.8 million in assets classified as special mention as compared to $5.0 million in assets classified as special mention at December 31, 2022.

Analysis and Determination of the Allowance for Credit Losses. The allowance for credit losses is a valuation allowance for current expected credit losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. The amount of the allowance is based on management's evaluation of the collectability

of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific individually evaluated loans, economic conditions and other risks in the portfolio. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific credit loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income.

At December 31, 2023, the allowance for credit losses represented 0.49% of total loans, compared to 0.48% of total loans at December 31, 2022. Excluding guaranteed loans, the allowance for credit losses would have been 0.80% of total loans as of December 31, 2023 as compared with 0.83% of total loans as of December 31, 2022. The allowance for credit losses, as a percentage of loans, increased 0.01% from December 31, 2022 to December 31, 2023.

The following table sets forth a breakdown of the allowance for credit losses by loan category at the dates indicated.

	At December 31,					
	2023			**2022**		
	Amount	**Percent of Allowance to Total Allowance**	**Percent of Loans in Category to Total Loans**	**Amount**	**Percent of Allowance to Total Allowance**	**Percent of Loans in Category to Total Loans**
			(Dollars in thousands)			
Real Estate:						
Residential	$ 1,005	82.0%	50.1%	$ 955	82.4%	46.7%
Commercial	147	12.0	42.5	151	13.0	44.8
Commercial and Industrial	18	1.5	5.4	14	1.2	6.4
Agricultural	—	0.0	0.4	—	—	0.5
Consumer	55	4.5	1.6	39	3.4	1.6
Total	$1,225	100%	100%	$1,159	100%	100%

The percentages of allowance are not consistent with the loan percentages due to the significant amount of fully guaranteed loans in the commercial real estate, commercial and industrial and agricultural segments. Such loans carry no related allowance.

Although management believes that its allowance for credit losses conforms with generally accepted accounting principles ("GAAP") based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for credit losses. The examinations may require us to make additional provisions for credit losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for credit losses may adversely affect our financial conditions and results of operations.

Analysis of Credit Loss Experience. The following table sets forth an analysis of the allowance for credit losses for the periods indicated. Where specific credit loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

| | Years Ended December 31, | |
| | 2023 | 2022 |
	(Dollars in thousands)	
Balance at the beginning of the period	$1,159	$1,016
Provision	55	120
Charge-offs:		
Real estate:		
Residential	—	—
Commercial	—	—
Commercial and Industrial	—	—
Agricultural	—	—
Consumer	36	28
Total charge-offs	36	28
Recoveries:		
Real estate:		
Residential	30	19
Commercial	—	—
Commercial and Industrial	2	5
Agricultural	—	—
Consumer	15	27
Total recoveries	47	51
Net charge-offs (recoveries)	(11)	(23)
Balance at the end of the period	$1,225	$1,159
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	(0.0)%	(0.01)%
Allowance to total loans outstanding at the end of the period	0.49%	0.48%
Allowance to non-accrual loans outstanding at the end of the period	106.71%	107.31%
Ratio of allowance for credit losses to non-performing loans	106.71%	107.31%

Interest Rate Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

We have an Asset/Liability Committee, which is a management committee, to coordinate all aspects of the Bank's involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals. Senior management continuously monitors our assets and liabilities, market conditions and relevant industry reports to effectuate and benchmark our strategic and risk management plans. We currently utilize a third-party modeling program, prepared on a monthly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital,

liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by our Boards of Directors.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Our primary investing activities are the origination and purchase of loans and the purchase of securities. When necessary, we utilize overnight borrowings from the Federal Home Loan Bank of New York and other correspondent banks to fund loan demand and to offset temporary deposit fluctuations. As of December 31, 2023, we had overnight borrowings with the Federal Home Loan Bank of New York of $16.0 million from our overnight borrowing capacity of $69 million at an overnight borrowing rate of 5.64%. As of December 31, 2023, we had no outstanding borrowings with correspondent banks or long-term borrowings with the Federal Home Loan Bank of New York.

Capital Management. We are subject to various regulatory capital requirements administered by our regulators. At December 31, 2023, we meet all capital adequacy requirements to which we are subject, including, CBLR. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Bank Regulation—Capital Adequacy Requirements"* and Note 12 of the notes to the consolidated financial statements included in this offering circular.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 10 of the notes to the consolidated financial statements included in this offering circular.

For the year ended December 31, 2023, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issues Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). This section provides a summary description of recent ASUs that have significant implications (elected or required) within the consolidated financial statements, or that management expects may have a significant impact on financial statements issued in the near future.

Accounting Standards Adopted

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments.* ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

On January 1, 2023, the Company adopted ASU 2016-13 *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* Refer to Note 1 of the consolidated financial statements included in this offering circular.

In March 2022, the FASB issued ASU No. 2022-02, *Financial Instruments-Credit Losses-Troubled Debt Restructurings and Vintage Disclosures.* This standard eliminates the recognition and measurement guidance for troubled debt restructurings (TDRs) by creditors and enhances disclosure requirements for certain loan restructurings when a borrower is experiencing financial difficulty. In addition, the standard requires the disclosure of gross write-offs by year of origination.

The Company adopted ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructuring and Vintage Disclosures, on January 1, 2023. The amendments in the ASU were applied prospectively, and therefore, loan modification and change information is provided for only those items occurring after the January 1, 2023 adoption date. Refer to Note 1 of the consolidated financial statements included in this offering circular.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

As of the date of this offering circular, the Board of Directors of Delhi Bank Corp. is composed of eight (8) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age (1)	Principal Occupation for Past Five Years and Business Experience	Director Since	Term Expires
Michelle D. Catan	58	Senior Business Advisor of Small Business Development Center. Co-owner of Sears of Oneonta.	2020	2024
Paul J. Roach	70	Former Vice President and Chief Financial Officer of the Clark Companies, a contracting company.	2001	2024
Jason J. Miller	49	General Manager of Delhi Telephone Company	2021	2024
Barbara J.D. Davis	60	Special Assistant for the City of New York Department of Environmental Protection	2022	2025
Peter V. Gioffe	51	Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since October 23, 2017; President of Delhi Bank Corp. and The Delaware National Bank since 2016; Vice President and Controller of Delhi Bank Corp. and The Delaware National Bank from 2005 until 2016; Human Resources Officer of The Delaware National Bank from 2014 until 2016.	2014	2025
Kristen L. Baxter	50	Director of Auxiliary Services Finance, College Association at Delhi, Inc.	2015	2025
Bruce J. McKeegan	66	Attorney and Sole Owner of McKeegan & McKeegan.	2000	2026
Kurt R. Mable	54	Principal/Owner of Robert O. Mable Agency, Inc.	2017	2026

(1)   As of December 31, 2023.

Executive Officers Who are Not Directors

Name	Age (1)	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since
Gretchen E. Rossley	61	Vice President and Chief Banking Officer since 2019 of The Delaware National Bank. Vice President of Administration from 2006 to 2019 of The Delaware National Bank. Secretary of Delhi Bank Corp. from 2005 to 2013; Vice President of Delhi Bank Corp. since 2014. Prior to 2005, Ms. Rossley served as Assistant Vice President of Customer Service and as Internal Auditor for The Delaware National Bank	2005
Deirdre A. Hillis	57	Vice President and Chief Lending Officer since 2019 of The Delaware National Bank. Vice President of Lending from 2009 to 2019 of The Delaware National Bank.	2009
Bryan R. Boyer	45	Controller of The Delaware National Bank since 2016 and Vice President of The Delaware National Bank since 2013. Treasurer of Delhi Bank Corp. since 2014. Mr. Boyer served as Senior Trust Officer of The Delaware National Bank from 2013 to 2018.	2013
Yvonne T. Haynes	52	Vice President, BSA Officer of The Delaware National Bank	2016
Elliott C. Townsend	45	Vice President, Senior Trust Officer	2022

(1)   As of December 31, 2023.

Director Compensation

In 2023, independent directors of The Delaware National Bank received $2,085 for each regular and special Board meeting attended. Non-employee directors who were members of the Trust Committee of The Delaware National Bank received $370 for each committee meeting attended.

Executive Compensation

The following table sets forth the annual compensation paid by Delhi Bank Corp. to the three (3) highest paid persons who were executive officers of Delhi Bank Corp. and/or The Delaware National Bank for the fiscal year ended December 31, 2023.

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp. (1)	President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank; Vice President and Chief Banking Officer of The Delaware National Bank; and Vice President and Chief Lending Officer of The Delaware National Bank.	$902,063

(1) The group consists of three persons including: (i) Peter V. Gioffe, the President and CEO of Delhi Bank Corp. and The Delaware National Bank, (ii) Gretchen E. Rossley, Vice President and Chief Banking Officer of The Delaware National Bank and (iii) Deirdre A. Hillis, Vice President and Chief Lending Officer of The Delaware National Bank.

Salary Continuation Agreements

The Delaware National Bank has entered into salary continuation agreements with certain executive officers, including the current President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank, the Vice President and Chief Banking Officer of The Delaware National Bank and the Vice President and Chief Lending Officer of The Delaware National Bank.

The salary continuation agreement with the current President and Chief Executive Officer of The Delaware National Bank, as currently amended, provides for an annual benefit of $142,000, payable for 20 years, upon the executive's termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the "President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive's termination of service), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive's disability. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the actuarial equivalent of the President's Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation agreement with the Vice President and Chief Banking Officer of The Delaware National Bank provides for an annual benefit of $30,000, payable for 20 years, upon the executive's termination of employment on or after attaining the age of 62 for any reason other than death or a termination for specially-defined cause (the "Vice President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive's termination of service multiplied by a fraction, the numerator of which is the executive's years of service as of such date and the denominator of which is sixteen), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 62. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a

disability before attaining age 62 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the actuarial equivalent of the Vice President's Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation agreement with the Vice President Chief Lending Officer of The Delaware National Bank provides for an annual benefit of $32,000, payable for 20 years, upon the executive's termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the "Lending Vice President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive's termination of service multiplied by a fraction, the numerator of which is the executive's years of service as of such date and the denominator of which is twelve), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the actuarial equivalent of the Lending Vice President's Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive's beneficiary upon the death of the executive.

Corporate Governance and Board Matters

Director Independence

As of the date of this offering circular, Delhi Bank Corp.'s Board of Directors consists of eight (8) members, all of whom are considered independent under the regulations of the FDIC, except for Peter V. Gioffe, the current President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank.

Committees of the Board of Directors

The following table identifies the members of our Audit Committee as of December 31, 2023.

Director	Audit Committee
Kristen L. Baxter	X*
Michelle D. Catan	X
Barbara J.D. Davis	X
Peter V. Gioffe	X
Bruce J. McKeegan	X
Kurt R. Mable	X
Paul J. Roach	X
Jason J. Miller	X
Number of Meetings in 2023	12

*Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of Delhi Bank Corp. accounting and reporting practices, the quality and integrity of Delhi Bank Corp.'s financial reports and Delhi Bank Corp.'s compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging Delhi Bank Corp.'s independent auditors and monitoring its conduct and independence. The Board of Directors has determined that Paul J. Roach, Kristen L. Baxter and Michelle D. Catan are audit committee financial experts under the rules of the Securities and Exchange Commission. A majority of the members of the Audit Committee are considered independent under the regulations of the FDIC.

Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and installment and other consumer loans.

The Delaware National Bank makes loans to executive officers and directors at reduced interest rates under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The following table reflects the aggregate amount of loans granted by The Delaware National Bank to each executive officer and director at December 31, 2023. These loans were performing according to their original terms at December 31, 2023.

Name	Aggregate Loan Principal Outstanding at December 31, 2023
Peter V. Gioffe *Director, President & Chief Executive Officer*	—
Kristen L. Baxter *Director*	—
Bryan R. Boyer *Vice President, Controller*	—
Michelle D. Catan *Director*	—
Barbara J.D. Davis *Director*	—
Yvonne T. Haynes *Vice President, BSA Officer*	$102,573
Deirdre A. Hillis *Vice President and Chief Lending Officer*	$24,108
Bruce J. McKeegan *Director*	$23,971
Jason J. Miller *Director*	—
Paul J. Roach *Director*	$117,986

| Kurt R. Mable | $3,200 |
| *Director* | |

| Gretchen E. Rossley | $71,555 |
| *Vice President and Chief Banking Officer* | |

| Elliott Townsend | $423 |
| *Vice President and Senior Trust Officer* | |

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, which is owned by director Bruce McKeegan, to provide legal assistance to The Delaware National Bank in the form of contract review and general legal advice with respect to loans, deposit accounts, insurance, trust department and real estate matters, as well as mortgage closing and related services. Amounts paid to McKeegan & McKeegan totaled $45,895 in 2023 and $57,334 in 2022.

Delhi Bank Corp. has a long-standing relationship with Robert O. Mable Agency, Inc., an insurance company in which director Kurt Mable is the sole owner. Robert O. Mable Agency, Inc. represents Delhi Bank Corp. in the insurance marketplace through the provision of insurance brokerage services. Delhi Bank Corp. does not pay any fees directly to Robert O. Mable Agency, Inc.; rather, the agency receives a standard fee from the premiums paid by Delhi Bank Corp. directly to its insurers. There is no special discount or other arrangement offered to Delhi Bank Corp. by Robert O. Mable Agency, Inc.

Stock Ownership

The following table sets forth, as of December 31, 2023, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3)
Kristen L. Baxter	1,060	*
Peter V. Gioffe	29,933[4]	*
Yvonne T. Haynes	4,151 [5]	*
Deirdre A. Hillis	28,366 [6]	*
Gretchen E. Rossley	37,238[7]	1.10%
Barbara J.D. Davis	172,310 [8]	5.08%
Kurt R. Mable	12,433 [9]	*
Bruce J. McKeegan	15,560[10]	*
Jason J. Miller	3,479	*
Paul J. Roach	42,254 [11]	1.24%
Bryan R. Boyer	28,677[12]	*
Michelle D. Catan	815	*
Elliott C. Townsend	28,613[13]	*
All Executive Officers and Directors as a Group — (13) Persons in Total	404,889	11.93%

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.

(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.

(2) Differences may exist between figures shown here and actual share amounts due to rounding up of such numbers.

(3) Based on 3,394,220 shares outstanding as of December 31, 2023.

(4) Includes 25,158 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Mr. Gioffe and 3,800 shares held as trustee for the Nancy J. Lee Family Irrevocable Trust.

(5) Includes 4,151 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Haynes.

(6) Includes 27,858 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Hillis and 510 shares held jointly with Ms. Hillis' spouse.

(7) Includes 28,086 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Rossley; 8,669 shares held jointly with Ms. Rossley's spouse and 483 shares held as custodian for Ms. Rossley's grandchildren.

(8) Includes 90,689 held by Ms. Davis' spouse, 15,691 shares held by D&D of Walton Inc. of which she is an owner and 27,067 shares held by Ms. Davis' son.

(9) Includes 4,747 shares held jointly with Mr. Mable's spouse. Includes 1,140 shares held jointly with Mr. Mable's daughters.

(10) Includes 10,301 shares held by Mr. McKeegan's spouse.

(11) Includes 10,689 shares held jointly with Mr. Roach's spouse.

(12) Includes 27,858 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Mr. Boyer, and 151 shares held as custodian for Mr. Boyer's daughters.

(13) Includes 21,452 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan**; 2,466 shares held as trustee for the Joan Townsend Family Trust; and 1,096 shares held as custodian for Mr. Townsend's children.

** All share amounts held under The Delaware National Bank of Delhi Employee Stock Ownership Plan are as of June 30, 2023, the most recent practicable date for which this information is available.

To our knowledge, the only record owners of 10% or more of any class of our equity securities is Cede & Co and The Delaware National Bank of Delhi Employee Stock Ownership Plan. To our knowledge, there are no other beneficial owners of 10% or more of any class of our equity securities.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Deposit Insurance Fund administered by the FDIC. Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank's primary regulator is the OCC. By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Additionally, Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the FRB.

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC, the FRB or Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 ("BHCA"), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors, regulatory compliance and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted of bank holding companies.

Under Federal law, a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," may opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. Federal law also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions and bank holding companies that are subject to Regulation Y.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.'s ability to pay dividends could also be restricted should The Delaware National Bank ever become "undercapitalized." See *"—Bank Regulation—Corrective Measures for Capital Deficiencies."*

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See *"—Holding Company Regulation—Federal Regulation."*

Bank Regulation

Business Activities. The activities of national banks are governed by federal law and regulations. In particular, the authority of national banks to lend money, accept deposits, branch and engage in other activities is found in the National Bank Act and the OCC's regulations.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. Management has elected to use the CBLR framework available for institutions with total consolidated assets of less than $10 billion that meet other qualifying criteria related to off-balance sheet exposures and trading assets and liabilities. The CBLR provides for a simple measure of capital adequacy for qualifying institutions. The CBLR is calculated as Tier 1 Capital to average consolidated assets as reported on an institution's regulatory reports. Beginning in 2021, the CBLR requirement was increased to 8.5% for the calendar year and then returned to 9% in 2022. Qualifying institutions that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the regulatory agencies' capital rules, and to have met the well-capitalized ratio requirements.

The OCC also has the ability to establish individual minimum capital requirements for a particular institution which vary from the capital levels that would otherwise be required under the applicable capital regulations based on such factors as concentrations of credit risk, levels of interest rate risk, the risks of non-traditional activities, and other circumstances. The OCC has not imposed any such requirement on The Delaware National Bank.

Corrective Measures for Capital Deficiencies.

The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations for "prompt corrective action" define, for each capital category, the thresholds at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized."

As described above, The Delaware National Bank is considered "well capitalized" if it meets the minimum CBLR requirements. A qualifying institution utilizing the CBLR framework that fails to maintain a leverage ratio greater than the required percentage is allowed a two-quarter grace period in which to increase its leverage ratio back above the required percentage. During the grace period, a qualifying institution will still be considered "well capitalized" so long as it maintains a leverage ratio of no more than one percent less than the required percentage. If an institution either fails to meet all the qualifying criteria within the grace period, or fails to maintain a leverage ratio of no more than one percent less than the required percentage, it becomes ineligible to use the CBLR framework and must instead comply with generally applicable capital rules, sometimes referred to as Basel III rules.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2023, The Delaware National Bank's limit on loans-to-one borrower was $4.7 million. At that date, our largest lending relationship was $2.2 million and was fully guaranteed by the SBA. This loan was performing in accordance with its original terms at December 31, 2023. At December 31, 2023, our

largest non-guaranteed lending relationship was $1.5 million and was performing in accordance with its original terms at December 31, 2023.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which the target has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition.

Insurance of Deposit Accounts. The Delaware National Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC.

The FDIC imposes a risk-based deposit premium assessment system that determines assessment rates for an insured depository institution based on an assessment rate calculator, which is based on a number of elements to measure the risk each insured depository institution poses to the FDIC insurance fund.

Deposit insurance per account owner is currently $250,000 for all types of accounts. That level was made permanent by the Dodd-Frank Act. The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions with Affiliates and Insiders. Transactions between a bank and any non-banking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

Federal law generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders, including more stringent limits on loans to executive officers. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Loans to insiders may generally be made only on non-preferential terms except as part of a bank-wide employee benefit program that does not favor insiders over other employees. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was "Satisfactory."

Consumer Laws and Regulations. The Delaware National Bank's operations are also subject to various federal laws applicable to credit transactions, including the Truth-In-Lending Act, Home Mortgage Disclosure Act of 1975, Equal Credit Opportunity Act, Fair Credit Reporting Act of 1978, Fair Debt Collection Practices Act, Right to Financial Privacy Act, Electronic Funds Transfer Act, and Check Clearing for the 21st Century Act.

The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions such as cease and desist orders and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The FRB regulations previously required savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal and regular checking accounts); however, effective as of March 26, 2020, these reserve requirements were reduced to 0%.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits or in interest paid on excess reserves. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us largely depend upon the receipt by us of dividends from The Delaware National Bank because we generally have limited sources of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in "*Risk Factors – We cannot guarantee future payment of dividends,*" we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from Delhi Bank Corp. at fair market value. We will appoint a third party plan administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from Delhi Bank Corp. from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan"* and listed on the Authorization Form. We are making no recommendation regarding participation in the Plan. Peter V. Gioffe, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (855) 333-3544.

Dividends and Stock Repurchases

Delhi Bank Corp. has paid cash dividends since 1994. In 2023, we declared quarterly cash dividends for an annual dividend of $0.3822 per share. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future. Our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. The payment of dividends from The Delaware National Bank will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors of The Delaware National Bank considers any declaration of dividends. As a bank holding company, our ability to pay dividends is subject to FRB regulations as described under *"Regulation and Supervision – Holding Company Regulation,"* and the FRB's policy statement

regarding the payment of dividends by bank holding companies as described under "*Risk Factors Related to the Offering – We cannot guarantee future payment of dividends.*"

Delhi Bank Corp. has repurchased its common stock in the past under stock repurchase plans adopted by the Board of Directors. Our current stock repurchase plan was last extended on February 28, 2023 and remains open as of the date of this offering circular. No assurance can be given that we will adopt stock repurchase plans to repurchase our common stock in the future. Any potential repurchase of our common stock in the future will depend on our earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any repurchase plan.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Opinion

Squire Patton Boggs (US) LLP, Washington, DC, has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Independent Auditors

The financial statements as of December 31, 2023 and 2022 and for the years then ended in this offering circular have been audited by Baker Tilly US, LLP, our independent auditors.

Index to Consolidated Financial Statements
of Delhi Bank Corp.

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND
OPTIONAL CASH PURCHASE PLAN

540,960 Shares of Common Stock

OFFERING CIRCULAR

~~March 13~~April 19, 2024